UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Wellbeing Brewing Company LLC

Legal status of issuer

>   ***Form***
>   Limited Liability Company
>
>   ***Jurisdiction of Incorporation/Organization***
>   Missouri
>
>   ***Date of organization***
>   January 18, 2017

Physical address of issuer
45 PROGRESS PARKWAY, MARYLAND HEIGHTS, MO 63043

Website of issuer
https://wellbeingbrewing.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$634,446.82	$603,806.22
Cash & Cash Equivalents	$54,856.78	$5,630.57
Accounts Receivable	$6,186.78	$868.32
Short-term Debt	$3,411.00	$1,796.72
Long-term Debt	$976,928.00	$278,079.13
Revenues/Sales	$612,202.00	$11,968.00
Cost of Goods Sold	$412,705.00	$6,645.67
Taxes Paid	$0.00	$0.00
Net Income	-$103,107.00	-$6,003.38

3/25/19

FORM C-AR

Wellbeing Brewing Company LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Wellbeing Brewing Company LLC, a Missouri Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 3/25/19

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Wellbeing Brewing Company LLC (the "Company") is a Missouri Limited Liability Company, formed on January 18, 2017.

The Company is located at 45 PROGRESS PARKWAY, MARYLAND HEIGHTS, MO 63043.

The Company's website is https://wellbeingbrewing.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Wellbeing Brewing Company is the first craft brewery in the world solely dedicated to brewing Non Alcoholic beers to meet the growing demand of healthy adult drinking alternatives and lower alcohol consumption worldwide.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Missouri on January 18, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredients.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Genevieve Barlow and Jeff Stevens who are Co-Founder and Co-Founder of the Company. The Company has or intends to enter into employment agreements with Genevieve Barlow and Jeff Stevens although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Genevieve Barlow and Jeff Stevens or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns

about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could

adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

The process of brewing beer utilizes a large amount of water.

Parts of the country have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. In addition, we source a substantial portion of our hops from Washington, Oregon, Montana and Idaho. This region has faced drought conditions in the past, and any future droughts could materially and adversely affect our ability to source hops in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.
In the United States, where substantially all of our beer and spirits are sold, we sell beer and spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

The craft beer/spirits business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of craft beer/spirits products are somewhat seasonal, with the spring and summer quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreement for our products. Our co-packing agreement with our principal co-packer was signed on September, 27th, 2017 and has an initial term of 5 years. Our dependence on co-packer puts us at substantial risk in

our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing of products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among beverages;

• changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and beverage production;

• changes in consumer perception about beverage products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding beverage products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one third-party co-manufacturer with one location to manufacture all of our products.

The loss of this co-manufacturer or the inability of this co-manufacturer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We rely, in part, on our third-party co-manufacturer to maintain the quality of our products.

The failure or inability of this co-manufacturer to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturer is required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturer is also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, Fresh Thyme require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The hops and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as consumer beverage where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.
We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.
In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.
Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer

demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Wellbeing Brewing Company is the first craft brewery in the world solely dedicated to brewing Non Alcoholic beers to meet the growing demand of healthy adult drinking alternatives and lower alcohol consumption worldwide.

Business Plan

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Heavenly Body Golden Wheat	Miraculously balanced between flavor and lightness. Near Beer from Heaven. Heavenly Body NA Golden Wheat is the first offering from the WellBeing Brewing Company. It is based on a Great American Beer Festival award-winning recipe! This American-Style Wheat has more flavor than its light lager cousins. We add a hint of Cascade and German Traditional hops for a slight citrus character that balances the lighter malts. This is a great beer for after sports, yoga, or anytime you are taking care to watch what is going in your heavenly body.	9,000 cases sold
Hellraiser Dark Amber	The deliciously dark amber brewed to Raise Hell. Responsibly. Hellraiser NA Dark Amber. This hop-forward amber has the perfect balance of floral aroma and spicy hops to delight the palette, making this tasty amber easy to drink anytime or all the time.	9,000 cases sold
Intrepid Traveler Coffee Stout	Our Coffee Cream Stout is here! Brewed with dark roasted Mississippi Mud coffee, flaked oats, cinnamon, nutmeg, clove, and lactose, it is a energetic revelation of spice and flavor in Non Alcoholic beer. Part cold brew coffee, part classic stout, the Intrepid Traveler is brewed for open road adventurers to enjoy 24/7.	3,000 cases sold

Victory Wheat - a sports recovery brew with electrolytes.

We distribute our beer three ways: Direct to Consumers, Direct to Retail and through Wholesale.

Competition

The Company's primary competitors are Bravus Brewing Company, Athletic Brewing Company, O'Douhls, Clausthaler, Buckler, Kaliber, St. Pauli's NA.

We are one of the first solely dedicated Craft brewers of NA beer and as such have first mover advantage. In addition, our brewing process in unique in the craft industry and not only allows us to make the best tasting product, but will allow us to scale. In addition, our strategic partnership with a veteran craft brewer assures us a pipeline of proven beers and distribution through existing wholesale relationships.

Supply Chain and Customer Base

Raw materials essential to our businesses are purchased nationwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. Because we contract brew, we are afforded better prices for all of our materials than we would be able to get on our own.

Retailers - We currently have over 1000 retail locations. Major names include: Total Wine, BevMO, Specs, Schnucks Grocers, Fresh Thyme Markets, Whole Foods, Natural Grocers and Fields Foods. End Consumers - We are less a certain demographic than an occasion based product. We are for people who don't drink, aren't drinking, drinking less, can't drink.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87761909	Wellbeing Brewing Company	Wellbeing Brewing Company	January 19, 2018	July 19, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Wholesale	TTB	Wholesale Permit	May 22, 2017	July 18, 2017

We are regulated by the TTB. However, because we only brew Non Alcoholic beers, less than 0.5% Alcohol by Volume, we have far less restrictions and no alcohol taxes.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 45 PROGRESS PARKWAY, MARYLAND HEIGHTS, MO 63043

The Company has the following additional addresses:

The Company conducts business in Illinois, Wisconsin, Colorado, Kansas, Tennessee, Texas, California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeff Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeff Stevens

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

BS Degree University of Kansas

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Missouri law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in Missouri.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	199,000
Voting Rights	none
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	Convertible Promissory Note Convertible Notes
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Fortune Bank
Amount outstanding	$381,800.00
Interest rate and payment schedule	Wall Street Journal Prime + 2.75%
Amortization schedule	Principal Amount $381,800 Interest rate -7.25 Number of payments - 120 Payment amount - $443,302 Payment starts 5/11/18
Describe any collateral or security	Home at 2217 Park Ave St. Louis, MO
Maturity date	March 21, 2018
Other material terms	

Type of debt	Bank loan
Name of creditor	Fortune Bank
Amount outstanding	$444,200.00
Interest rate and payment schedule	Wall Street Journal Prime + 2.75%
Amortization schedule	Principal Amount $444,200 Interest rate -7.25 Number of payments - 120 Payment starts 7/11/28
Describe any collateral or security	DeAlcoholization Plant Anton Paar Alcoholyzer
Maturity date	April 18, 2028
Other material terms	

The total amount of outstanding debt of the company is $1,025,000 .

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Note Convertible Notes		$199,000	Sales and Marketing4	April 11, 2018	Regulation CF

Ownership

The Company is solely owned by Jeff Stevens

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jeff Stevens	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

WellBeing Brewing launched it's first beer on January 2nd 2018. Following the offering, we should have enough liquidity to execute our business plan through 2018. We intend to be profitable in February of 2019. The challenges we face are educating wholesalers and retailers on our product and driving awareness for consumers. Our focus will be to build our ecommerce business.

The Company has had it's first break even month by reaching our sales goals of 4000 cases. We are intending to double that by summer of 2019.

Liquidity and Capital Resources

On 4/11/18 the Company conducted an offering pursuant to Regulation CF and raised $199,000

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
SBA Loan

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We have an equipment loan that needs to be paid each month.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeff Stevens
(Signature)

Jeff Stevens
(Name)

Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Stevens
(Signature)

Jeff Stevens
(Name)

Founder
(Title)

3/25/19
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

WELLBEING BREWING COMPANY, LLC

FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANTS' REVIEW REPORT

JANUARY 18, 2017 (INCEPTION) THROUGH DECEMBER 31, 2017

TABLE OF CONTENTS

Independent Accountants' Review Report

Members
Wellbeing Brewing Company, LLC
St. Louis, Missouri

We have reviewed the accompanying financial statements of Wellbeing Brewing Company, LLC which comprise the balance sheet as of December 31, 2017, and the related statements of operations and members' equity, and cash flows for the period January 18, 2017 (inception) through December 31, 2017 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibilities

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting and whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Beene Garter LLP

Grand Rapids, Michigan
October 2, 2018

Audit | Tax | Business Advisory & Support
Your Partner for Industry Expertise and Simple Solutions

An independent firm associated with Moore Stephens International Limited
MOORE STEPHENS

56 Grandville Ave SW, Suite 100
Grand Rapids, MI 49503
616.235.5200 | 800.824.7882
FAX 616.235.5285 | BeeneGarter.com

WELLBEING BREWING COMPANY, LLC

Balance Sheet
December 31, 2017
(See Independent Accountants' Review Report)

ASSETS

Current Assets

Cash and cash equivalents	$	15,129
Inventories		6,389
Prepaid expenses		6,236
Total Current Assets		**27,754**

Property and Equipment

Equipment	409,420
Leasehold improvements	187,072
	596,492
Less: accumulated depreciation and amortization	-
	596,492

TOTAL ASSETS	$	**624,246**

The accompanying notes are an integral part of these financial statements.

BeeneGarter LLP

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Current portion of long-term debt	$	23,233
Current portion of capital lease obligations		342,500
Accounts payable		19,704
Deferred revenue - presales		3,154
Total Current Liabilities		**388,591**

Long-Term Liabilities

Long-term debt, net of current portion	223,562
Total Liabilities	**612,153**
Members' Equity	12,093

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	**624,246**

WELLBEING BREWING COMPANY, LLC

Statement of Operations and Member's Equity

Period January 18, 2017 (inception) through December 31, 2017
(See Independent Accountants' Review Report)

Sales	$	-
Cost of goods sold		-
Gross Profit		-
Operating expenses		44,044
Loss from operations		**(44,044)**
Other expense		
Interest expense		(3,764)
Total other expense		**(3,764)**
NET LOSS		**(47,808)**
Members' Equity, beginning of period		-
Members' Contributions		68,901
Members' Distributions		(9,000)
Members Equity, end of year	$	**12,093**

The accompanying notes are an integral part of these financial statements.

WELLBEING BREWING COMPANY, LLC

Statement of Cash Flows

Period January 18, 2017 (inception) through December 31, 2017
(See Independent Accountants' Review Report)

Cash flows from operating activities:		
Net loss	$	(47,808)
Adjustment to reconcile net loss to net cash		
used in operating activities:		
Amortization of loan costs included in interest expense		275
Increase in operating assets:		
Inventories		(6,389)
Prepaid expenses		989
Increase in operating liabilities:		
Accounts payable		19,704
Deferred revenue - presales		3,154
Net cash used in operating activities		**(30,075)**
Cash flows from investing activities:		
Purchases of property and equipment		(226,992)
Net cash used in investing activities		**(226,992)**
Cash flows from financing activities:		
Payments on capital leases		(27,000)
Borrowings of long-term debt		250,854
Loan costs associated with note payable		(11,559)
Member contributions		68,901
Member distributions		(9,000)
Net cash provided by financing activities		**272,196**
NET INCREASE IN CASH		
CASH EQUIVALENTS		**15,129**
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of year	$	**15,129**
Supplemental Disclosures		
Non Cash Transactions - Investing		
Equipment acquired by means of capital lease	$	**369,500**
Non Cash Transactions - Investing		
Prepaid interest withheld from loan proceeds	$	**7,225**

The accompanying notes are an integral part of these financial statements.

BeeneGarter LLP

Note A - Operations and Summary of Significant Accounting Policies

The following is a summary of Wellbeing Brewing Company, LLC's (the "Company") operations and significant accounting policies applied in the preparation of the accompanying financial statements.

Nature of Operations

The Company is a brewer that is solely dedicated to producing nonalcoholic craft beer. There are two brand names that are currently in production: Heavenly Body Golden Wheat and Hellraiser Dark Amber. While pre-sale orders were taken in December 2017, no product was shipped to the public until January 2018.

Revenue Recognition

The Company recognizes revenue from sale of beer when the finished products are shipped.

Advertising

The Company expenses advertising costs when incurred. For the period January 18, 2017 (inception) through December 31, 2017, $15,518 was charged to advertising expense.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Inventories

Inventories consist primarily of finished goods and are valued at lower of cost and net realizable value. Cost is determined using the first in first out (FIFO) method. Management considers reserves for obsolete inventory based on prior experience and their assessment about whether the inventory items will be able to be sold or used in production.

WELLBEING BREWING COMPANY, LLC

Notes to Financial Statements - Continued
December 31, 2017
(See Independent Accountants' Review Report)

Note A - Operations and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on a straight-line basis. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Leasehold improvements are amortized on a straight-line basis over the lesser of the length of the related leases or the estimated useful lives of the assets. For the period January 18, 2017 (inception) through December 31, 2017, the Company considered all equipment and leasehold improvements to be placed in service in late December and accordingly, did not record any depreciation expense.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2017.

Income Taxes

The Company is recognized as a Limited Liability Company under provisions of the Internal Revenue Code which provides that in lieu of entity level corporate income taxes, the Members are individually taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is reflected in these financial statements.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

BeeneGarter LLP

WELLBEING BREWING COMPANY, LLC

Notes to Financial Statements - Continued
December 31, 2017
(See Independent Accountants' Review Report)

Note A - Operations and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period January 18, 2017 (inception) through December 31, 2017. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through October 2, 2018, the date the financial statements were available to be issued. See Notes B and E for discussion of subsequent events.

Note B - Long-Term Debt

The Company has a loan agreement with Fortune Bank with an amount available of up to $381,800. The loan matures in June 2024 and carries an interest rate of the Prime Rate plus 2.75%, adjusted quarterly. Interest only payments are due for the first 6 months, then principal and interest payments of $4,433 per month are due until maturity. As of December 31, 2017, the remaining balance due was $258,079 and a total of $123,721 was remaining to be disbursed. The disbursement of the remaining funds was done in 2018.

Long-term debt is estimated to mature as follows:

Years ending December 31,	Amount
2018	$ 23,233
2019	37,813
2020	40,546
2021	43,477
2022	46,620
Thereafter	66,390
	$ 258,079

BeeneGarter LLP

WELLBEING BREWING COMPANY, LLC

Notes to Financial Statements - Continued
December 31, 2017
(See Independent Accountants' Review Report)

Note B - Long-Term Debt (Continued)

In April 2018, the Company obtained an additional loan from Fortune Bank in the amount of $444,200, the proceeds from which were primarily used to retire the capital lease obligation (Note C). The new loan has a term of 10 years and requires monthly principal and interest payments of $5,215, with interest calculated at the Prime Rate plus 2.75%. The loans with Fortune Bank are guaranteed by the United States Small Business Administration.

Note C - Capital Lease Obligation

The Company has entered into a short-term capital lease agreement for equipment costing $369,500. Since the agreement was for a period of less than one year, no present value calculation has been made. The assets and liabilities under the capitalized leases are recorded at the present value of the minimum lease payments. Assets acquired under capitalized leases are being amortized over their estimated useful lives. Amortization of assets held under capital leases is included with depreciation expense. This obligation is collateralized by the equipment that was purchased, as described above.

Note D - Lease Commitments

The Company leases warehouse space under an operating lease that has an initial term expiring December 31, 2022; however, either party may terminate the agreement at the end of year two upon giving 30 days' notice to the other party. Rent due under the agreement is the greater of 33% of the Company's gross profit or $2,500.

Total rent expense was $5,000 for the period January 18, 2017 (inception) through December 31, 2017.

At December 31, 2017, noncancelable, future minimum lease payments are as follows:

Year ending December 31,	Amount
2018	$ 30,000
2019	25,000

WELLBEING BREWING COMPANY, LLC

Notes to Financial Statements - Continued
December 31, 2017
(See Independent Accountants' Review Report)

Note E - Subsequent Event

Subsequent to December 31, 2017, the Company completed a crowdfunding campaign by issuing 6% convertible notes with principal values of $500 each. Interest accrues annually, will be added to the principal and is payable in full at the maturity date of April 2023. The notes are convertible into shares of voting common stock at the rate of one share per note effective in April 2023, or upon the sale or merger of the Company. The Company can prepay these notes at any time without penalty. Total proceeds from the campaign were $199,000. These notes are subordinate to the bank indebtedness.

Note F - Concentrations

During the period January 18, 2017 (inception) through December 31, 2017, substantially all inventories were purchased from one supplier.

BeeneGarter^{LLP}